Exhibit 18.1

May 4, 2010

Board of Directors
Freddie Mac
8200 Jones Branch Drive MS 200
McLean, Virginia 22102

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010. Note 2: Change in Accounting Principles therein describes a change in accounting principle for amortizing deferred items related to mortgage loans and investments in securities from an effective interest method over the estimated life of these assets to an effective interest method over the contractual lives of these assets as described in ASC 310-20-35. It should be understood that the preferability of one acceptable method of accounting over another for calculating the effective yield under the interest method has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2009. Accordingly, we will inform you should other matters come to our attention during the completion of an audit of the financial statements covering the period of the accounting change that would affect our conclusion.

Very truly yours,

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

McLean, Virginia